Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 7, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Larkin and Megan Miller

Re: RiverNorth Specialty Finance Corporation (the “Fund” or the “Registrant”) (File Nos. 333-266719; 811-23067); Response to Examiner Comments on N-2

Dear Ms. Larkin and Ms. Miller:

This letter responds to the staff’s comments that you provided via telephone on October 19, 2022, October 24, 2022 and November 8, 2022, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	Please provide the calculations for the fee table for review.

The Registrant has provided the requested calculations for the fee table.

2.	In the fee table, please explain why it is appropriate to use the average net assets for the fiscal year ended June 30, 2022 when there was a substantial decrease in net assets over such period. General Instruction 6 of Item 3 of Form N-2 states that “Other Expenses” should be based on estimated amounts for the current fiscal year.

The Registrant will use the ending net assets as of October 31, 2022 in the fee table of the Revised Registration Statement, which will take into account periodic tender offers made, potential market movement and raises from recent rights offerings to provide an accurate estimate for “Other Expenses.”

3.	Please update the Senior Securities Table to include the “Total Amount Outstanding” per Item 4.3 of Form N-2 and ensure that the revised table is audited. The table currently includes the Average Amount Outstanding. Please supplementally send the table via email for review.

The Registrant confirms that the Senior Securities Table has been updated accordingly.

DISCLOSURE

1.	The Staff notes it does not consider banks, SPACs, financial holding companies, thrifts, finance companies, brokerage and advisory firms and insurance companies as specialty finance investments under the Fund’s 80% test. Please further explain how banks, SPACs, financial holding companies, thrifts, finance companies, brokerage and advisory firms and insurance companies are considered specialty finance investments that would count towards the Fund’s 80% test.

The Registrant has eliminated the term “specialty finance” from its name and changed its name to RiverNorth Capital and Income Fund, Inc. The Registrant respectfully submits that an 80% policy is no longer required given that change and has revised the disclosure accordingly in the Revised Registration Statement.

2.	The staff notes that the cover page contemplates a combined offering of Common and Preferred Stock. Please confirm that the Registrant will add bullet points with additional information related to the offering, similar to the following, in the prospectus supplement filed in connection with a specific offering of Common and Preferred Stock:

•	The solicitation fees of this offering, the costs of distribution on the Preferred Shares, the offering costs and other Fund expenses are paid from assets attributable to the Common Shares. In the aggregate, these expenses are expected to be [ ]% of Common Share assets for the Fund’s first year of operations.

•	Because the Preferred Shares are entitled to a certain level of distributions, which will be expenses of the Common Shares, there is a significant risk that the Common Shares will trade at a significant discount to net asset value beginning [ ] days after the offering.

•	Although the distribution rate for the Preferred Shares is [ ]% for the Fund’s first year of operations, that rate represents only [ ]% of a shareholder’s total investment. Further, this distribution rate drops significantly beginning in the fund’s second year of operations.

The Registrant confirms that it will include the requested disclosure in a prospectus supplement filed in connection with a specific offering of Preferred or Common Stock.

3.	On page 21, please clarify, as noted elsewhere, that the Fund must comply with the 15% limitation on investments in hedge funds and private equity funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act at all times (including as a result of market fluctuations).

The Registrant confirms that the requested disclosure has been included.

4.	Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks of the Fund first, the remaining risks may be alphabetized. See ADI-2019-08 Improving Principal Risks Disclosure for reference.

The Registrant confirms that the requested disclosure has been updated.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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